GlobalFoundries Inc.

TABLE OF CONTENTS

GlobalFoundries Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2024 and December 31, 2023
(Unaudited)

	As of
(in millions except for share amounts)	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$2,184	$2,387
Marketable securities	1,183	1,033
Receivables, prepayments and other assets	1,127	1,420
Inventories	1,786	1,487
Total current assets	6,280	6,327
Non-current assets:
Property, plant and equipment, net	9,234	9,829
Right of use assets	510	335
Goodwill and intangible assets, net	461	391
Marketable securities	778	468
Other non-current financial assets	78	110
Deferred tax assets	211	241
Receivables, prepayments and other assets	375	343
Total non-current assets	11,647	11,717
Total assets	$17,927	$18,044

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,105	$2,349
Provisions	16	54
Current portion of deferred income from government grants	92	93
Current portion of lease obligations	87	32
Current portion of long-term debt	534	571
Total current liabilities	2,834	3,099
Non-current liabilities
Non-current portion of long-term debt	1,687	1,801
Non-current portion of deferred income from government grants	250	267
Provisions	206	186
Non-current portion of lease obligations	445	350
Other non-current liabilities	1,206	1,190
Total non-current liabilities	3,794	3,794
Total liabilities	$6,628	$6,893

Equity:
Share capital
Ordinary shares, $0.02 par value, 551,777,466 and 553,548,190 shares issued and outstanding as of June 30, 2024 and December 31, 2023	$11	$11
Additional paid-in capital	23,914	24,027
Accumulated deficit	(12,713)	(13,001)
Accumulated other comprehensive income	40	67
Equity attributable to the shareholders of GlobalFoundries Inc.	11,252	11,104
Non-controlling interest	47	47
Total equity	11,299	11,151
Total liabilities and equity	$17,927	$18,044

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GlobalFoundries Inc

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
Three and Six Months Ended June 30, 2024 and 2023
(Unaudited)

(in millions except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net revenue	$1,632	$1,845	$3,181	$3,686
Cost of revenue	1,237	1,313	2,393	2,639
Gross profit	395	532	788	1,047
Research and development expense	121	106	245	215
Selling, general and administrative expense and other	114	132	236	243
Restructuring charges	5	19	5	24
Operating expense	240	257	486	482
Income from operations	155	275	302	565
Finance income (expense) net	16	—	26	1
Other income (expense), net	(4)	(10)	(6)	(24)
Income before income taxes	167	265	322	542
Income tax expense	(12)	(28)	(33)	(51)
Net income	$155	$237	$289	$491
Attributable to:
Shareholders of GlobalFoundries Inc.	155	240	288	494
Non-controlling interest	—	(3)	1	(3)
Net income	$155	$237	$289	$491
Net earnings per share attributable to the equity holders of the Company:
Basic	$0.28	$0.43	$0.52	$0.90
Diluted	$0.28	$0.43	$0.52	$0.89
Weighted average common shares outstanding:
Basic	554	552	554	551
Diluted	557	556	557	556

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GlobalFoundries Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE
Three and Six Months Ended June 30, 2024 and 2023
(Unaudited)

(in millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net income
Attributable to:
Shareholders of GlobalFoundries Inc.	$155	$240	$288	$494
Non-controlling interest	—	(3)	1	(3)
Net income	$155	$237	$289	$491

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to profit:
Share of foreign exchange fluctuation reserve of joint ventures	$(1)	$(3)	$(4)	$(1)
Effective portion of changes in the fair value of cash flow hedges	2	(16)	(20)	(13)
Fair value on investments measured at fair value through other comprehensive income	(1)	(3)	(4)	—
Total other comprehensive loss	$—	$(22)	$(28)	$(14)

Attributable to:
Shareholders of GlobalFoundries Inc.	$(1)	$(23)	$(27)	$(15)
Non-controlling interest	1	1	(1)	1
Total other comprehensive loss	$—	$(22)	$(28)	$(14)

Total comprehensive income	$155	$215	$261	$477

Attributable to:
Shareholders of GlobalFoundries Inc.	$154	$217	$261	$479
Non-controlling interest	1	(2)	—	(2)
Total comprehensive income	$155	$215	$261	$477

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GlobalFoundries Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE
Three and Six Months Ended June 30, 2024 and 2023
(Unaudited)

(in millions)	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non-Controlling Interest	Total Equity
	Shares	Amount

December 31, 2022	548	$11	$23,831	$(14,021)	$103	$(11)	$9,913	$47	$9,960
Proceeds from issuance of equity instruments	4	—	50	—	—	—	50	—	50
Share-based compensation	—	—	35	—	—	—	35	—	35
Net income	—	—	—	254	—	—	254	—	254
Other comprehensive income	—	—	—	—	3	$5	8	—	8
March 31, 2023	552	$11	$23,916	$(13,767)	$106	$(6)	$10,260	$47	$10,307
Proceeds from issuance of equity instruments	1	—	8	—	—	—	8	—	8
Share-based compensation	—	—	44	—	—	—	44	—	44
Net income	—	—	—	240	—	—	240	(3)	237
Other comprehensive income (loss)	—	—	—	—	(16)	(7)	(23)	1	(22)
June 30, 2023	553	$11	$23,968	$(13,527)	$90	$(13)	$10,529	$45	$10,574

December 31, 2023	554	$11	$24,027	$(13,001)	$66	$1	$11,104	$47	$11,151
Proceeds from issuance of equity instruments	1	—	23	—	—	—	23	—	23
Exercise of stock options	—	—	(25)	—	—	—	(25)	—	(25)
Share-based compensation	—	—	42	—	—	—	42	—	42
Net income	—	—	—	133	—	—	133	1	134
Other comprehensive income (loss)	—	—	—	—	(22)	(4)	(26)	(2)	(28)
March 31, 2024	555	$11	$24,067	$(12,868)	$44	$(3)	$11,251	$46	$11,297
Proceeds from issuance of equity instruments and other	1	—	(4)	—	—	—	(4)	—	(4)
Purchase of treasury stock	(4)	—	(200)	—	—	—	(200)	—	(200)
Share-based compensation	—	—	51	—	—	—	51	—	51
Net income	—	—	—	155	—	—	155	—	155
Other comprehensive income (loss)	—	—	—	—	2	(3)	(1)	1	—
June 30, 2024	552	$11	$23,914	$(12,713)	$46	$(6)	$11,252	$47	$11,299
The accompanying notes are an integral part of these interim condensed consolidated financial statements

GlobalFoundries Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
Six Months Ended June 30, 2024 and 2023
(Unaudited)

(in millions)	Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$289	$491
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	731	619
Amortization of intangible assets	63	64
Share-based compensation	93	79
Finance income	(100)	(65)
Finance expense	74	65
Deferred income taxes, net	29	46
Gain on disposal of property, plant and equipment and other	(28)	(2)
Change in assets and liabilities:
Receivables, prepayments, other assets and other non-current assets	224	58
Inventories	(299)	(165)
Current and non-current trade and other payables	(190)	(158)
	(265)	(265)
Interest received	82	55
Interest paid	(61)	(59)
Income taxes (paid) refunded	(17)	(3)
Net cash provided by operating activities	$890	$1,025

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment, net	(282)	(1,195)
Purchase of intangible assets	(46)	(57)
Proceeds from sale of a business	—	238
Purchases of marketable securities	(1,047)	(905)
Proceeds from sale of marketable securities	599	434
Other investing activities	6	11
Net cash used in investing activities	$(770)	$(1,474)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from borrowings	—	44
Repayments of debt and lease obligations	(144)	(161)
Proceeds from issuance of equity instruments	23	46
Purchase of treasury stock	(200)	—
Net cash used in financing activities	$(321)	$(71)
Effect of exchange rate changes on cash and cash equivalents	(2)	—
Net decrease in cash and cash equivalents	$(203)	$(520)
Cash and cash equivalents at the beginning of the period	2,387	2,352
Cash and cash equivalents at the end of the period	$2,184	$1,832

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1. Corporate Information
Company Operations
GlobalFoundries Inc. (“GlobalFoundries”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GlobalFoundries’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

GlobalFoundries and its subsidiaries (together referred to as the “Company”, “GlobalFoundries”, “GF”, “we”, or “us”) is one of the world’s leading semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontroller, and power management units.

Note 2. Basis of Presentation, Summary of Material Accounting Policies and Critical Judgements, Estimates and Assumptions

Statement of Compliance — The interim condensed consolidated financial statements ('interim financial statements") have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed. These interim financial statements should be read in conjunction with GlobalFoundries' Annual Report on Form 20-F for the year ended December 31, 2023. The interim statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.

The interim financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IAS 34 as issued by the IASB.

The interim financial statements were authorized by the Audit, Risk and Compliance Committee of GlobalFoundries’ Board of Directors on August 4, 2024, to be issued and subsequent events have been evaluated for their potential effect on the interim financial statements through August 6, 2024.

Summary of Material Accounting Policies and Critical Judgments, Estimates and Assumptions — The summary of material accounting policies and critical judgments, estimates and assumptions adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2023.

Change in Presentation — Certain prior period balances in the condensed consolidated statement of financial position and accompanying notes have been reclassified to conform to current period presentation.This change is not a change in accounting policy. Such reclassifications had no impact on net income, cash flows or shareholders' equity previously reported.
New and Amended Accounting Pronouncements Adopted — On January 1, 2024, the Company adopted the following amendments, which did not have a material impact on the interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) — In October 2022, the IASB issued amendments to Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. The amendments also require disclosures for liabilities subject to future covenants that an entity must comply with after the reporting period, help users to understand the risk that those liabilities could become repayable within 12 months after the reporting period.

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Lease Liability in a Sales and Leaseback (Amendments to IFRS 16) — In September 2022, the IASB issued amendments to IFRS 16 Leases to specify the requirements that the seller-lessee must meet when measuring the lease liability arising in a sale and leaseback transaction, to ensure that the seller-lessee does not recognize any amount of profit or loss that relates to the right of use that it retains.

Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) — In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of financing arrangements on an entity’s liabilities, cash flows and liquidity risk exposure. The transition rules clarify that an entity is not required to provide disclosures in any interim periods in the year of initial application of the amendments.

Recent Accounting Pronouncements, Not Adopted:

The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB but are not yet effective:

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) — In May, 2024, the IASB issued amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion and add new disclosures for certain instruments with contractual terms that can change cash flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026.

IFRS 18 — Presentation and Disclosure in Financial Statements — In April 2024, the IASB issued its new standard IFRS 18 — Presentation and Disclosures in Financial Statements that will replace IAS 1 — Presentation of Financial Statements. The key concepts in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain management-defined performance measures and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027.

As of the date the accompanying financial statements were authorized for issue, the Company continues to evaluate the impact of the aforementioned standards on its financial position and performance and related applicable periods.

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 3. Net Revenue

The following table presents the Company’s revenue disaggregated based on revenue source, timing of revenue recognition and end markets that we serve, for the three and six month periods ended June 30, 2024 and 2023. The Company believes these categories best depict the nature and timing of revenue:

(in millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Type of goods and services:
Wafer revenue(1)(2)	$1,481	$1,649	$2,856	$3,257
Non wafer revenue(1)(2)	151	196	325	429
Total	$1,632	$1,845	$3,181	$3,686

Timing of revenue recognition:
Revenue recognized over time	$126	$108	$257	$215
Revenue recognized at a point in time	1,506	1,737	2,924	3,471
Total	$1,632	$1,845	$3,181	$3,686

End Markets:
Smart Mobile Devices	$762	$783	$1,442	$1,479
Communications Infrastructure & Datacenter	154	211	274	563
Home and Industrial IoT	295	410	604	790
Automotive	270	245	536	425
Non wafer revenue and other	151	196	325	429
Total	$1,632	$1,845	$3,181	$3,686

(1) Beginning in 2024, access fees and other have been reclassified from wafer revenue to non wafer revenue. Prior period amounts have been recast to conform to the current presentation.
(2) Beginning in the fourth quarter 2023 shortfall fees have been included in wafer revenue. Prior period amounts have been recast to conform to the current presentation.

Note 4. Income taxes

For tax reporting purposes, the Company consolidates its entities under GlobalFoundries Inc., a Cayman Islands entity. As a Cayman Islands entity, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its effective income tax rate reflected in the income tax benefit or income tax expense is primarily due to the effect of the tax rates and permanent differences in the other jurisdictions in which the Company operates.

The effective tax rate for the three months ended June 30, 2024 and 2023 was 7.2% and 10.6%, respectively. The decrease was primarily the result of a more favorable global earnings mix and withholding tax accrued in the U.S. classified as other taxes in the current year as it is not creditable against income taxes, partially offset by higher income tax expense related to the U.S. corporate alternative minimum tax.

The effective tax rate for the six months ended June 30, 2024 and 2023 was 10.2% and 9.4%, respectively. The increase was primarily the result of higher income tax expense related to the U.S. corporate alternative minimum tax,partially offset by withholding taxes accrued in the U.S. classified as other taxes in the current year as it is not creditable against income taxes.

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 5. Earnings Per Share

Basic earnings per share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

(in millions except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net income attributable to equity shareholders of the Company	$155	$240	$288	$494

Weighted average shares outstanding:
Basic	554	552	554	551
Diluted	557	556	557	556

Total basic and diluted EPS attributable to equity shareholders:
Basic	$0.28	$0.43	$0.52	$0.90
Diluted	$0.28	$0.43	$0.52	$0.89

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 6. Property, Plant and Equipment

(in millions)	Land and Land Improvements	Building and Leasehold Improvements	Equipment	Computer	Construction in Progress	Total
Cost
As of December 31, 2023	$92	$7,635	$24,277	$448	$1,512	$33,964
Additions	—	2	24	—	80	106
Transfers from construction in progress	—	76	812	4	(892)	—
Disposals	—	—	(74)	—	—	(74)
Effect of exchange rate changes	—	(2)	(10)	—	—	(12)
As of June 30, 2024	$92	$7,711	$25,029	$452	$700	$33,984
Net book value as of June 30, 2024	$63	$3,371	$5,073	$34	$693	$9,234

Accumulated Depreciation and Impairment
As of December 31, 2023	$28	$4,205	$19,486	$409	$7	$24,135
Additions	1	136	550	9	—	696
Disposals	—	—	(73)	—	—	(73)
Effect of exchange rate changes	—	(1)	(7)	—	—	(8)
As of June 30, 2024	$29	$4,340	$19,956	$418	$7	$24,750

For the three months ended June 30, 2024 and 2023, depreciation expense of property, plant and equipment was $350 million and $292 million, respectively. For the six months ended June 30, 2024 and 2023, depreciation expense of property, plant and equipment was $696 million and $588 million, respectively.

Note 7. Restructuring
The Company incurred $5 million and $19 million of restructuring charges during the three months ended June 30, 2024 and 2023, respectively. The Company incurred $5 million and $24 million of restructuring charges during the six months ended June 30, 2024 and 2023, respectively. These costs are included in restructuring expenses in the Company’s consolidated statements of operations and unpaid amounts are included in provisions within current liabilities on the consolidated statements of financial position.
The changes to the restructuring provisions recorded on the consolidated statements of financial position as of June 30, 2024 are summarized as follows:

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(in millions)	2024
Beginning balance as of December 31, 2023	$31
Provision	5
Amounts paid	(24)
Ending balance as of June 30, 2024	$12

Note 8. Receivables, Prepayments and Other Assets

(in millions)	June 30, 2024	December 31, 2023
Current:
Trade receivables, other than related parties	$669	$1,002
Other receivables	321	255
Unbilled accounts receivable(1)	35	33
Receivables from government grants	75	66
Receivables from related parties	10	12
Other current financial assets	17	52
Total	$1,127	$1,420
Non-current:
Advances to suppliers	$197	$213
Receivables from government grants	152	106
Other	26	24
Total	$375	$343
(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.

The following table summarizes the activity in the Company’s unbilled accounts receivable for the six months ended June 30, 2024 and for the twelve months ended December 31, 2023, respectively:

(in millions)	June 30, 2024	December 31, 2023
Balance, beginning of period	$33	$24
Revenue recognized during the period	59	101
Amounts invoiced	(57)	(92)
Balance, end of period	$35	$33

Note 9. Inventories

(in millions)	June 30, 2024	December 31, 2023
Work in progress	$1,228	$1,005
Raw materials and supplies	726	625
Inventory reserves	(168)	(143)
Total	$1,786	$1,487

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table presents the movement in the inventory reserves for the six months ended June 30, 2024 and for the twelve months ended December 31, 2023, respectively:

(in millions)	June 30, 2024	December 31, 2023
Beginning balance	$143	$115
Additions	99	104
Written-off and scrapped	(15)	(31)
Elimination of reserves upon sale of inventory	(59)	(45)
Ending balance	$168	$143

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10. Leases

The Company has various lease agreements for certain of its offices, facilities and equipment, with a weighted average remaining lease term of 12.2 years and weighted average discount rate of 4.40% as of June 30, 2024. Leases may include one or more options to renew. Renewal terms are not included in the determination of the lease term unless the renewals are deemed to be reasonably certain at the time of lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All leases were measured under a single criterion with the exception of those with terms not exceeding 12 months and low-value leases.

The following table outlines the carrying amounts of right-of-use assets:

(in millions)	June 30, 2024	December 31, 2023
Land and improvements	$63	$31
Building and leasehold improvements	447	304
Total	$510	$335

The following table summarizes the depreciation of right-of-use assets:

(in millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Land and improvements	$1	$1	$2	$2
Building and leasehold improvements	19	14	33	29
Total	$20	$15	$35	$31

For the three months ended June 30, 2024 and 2023, the additions to right-of-use assets were immaterial. For the six months ended June 30, 2024 and 2023, the additions to right-of-use assets were $211 million and $54 million, respectively.

For the three months ended June 30, 2024 and 2023, interest expense was $7 million and $5 million, respectively. For the six months ended June 30, 2024 and 2023, interest expense was $15 million and $11 million, respectively.

For the three months ended June 30, 2024 and 2023, cash outflow for leases was $11 million and $19 million, respectively. For the six months ended June 30, 2024 and 2023, cash outflow for leases was $24 million and $37 million, respectively.

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11. Long Term Debt

The following table outlines the terms and carrying amounts of the Company’s debt:

Description	Currency	Nominal Interest Rate	Year of Maturity	June 30, 2024	December 31, 2023
				(in millions)
2019 Tool Equipment Purchase and Lease Financing	USD	SOFR+ 1.75%	2024	—	21
2020 USD Equipment Financing	USD	SOFR + 1.90%	2025	60	60
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	358	368
USD Term Loan A	USD	SOFR + 2.90%	2025	63	64
Various	EUR, USD	Various	2024-2026	53	58
Current total				$534	$571

USD Term Loan A	USD	SOFR + 2.90%	2025	554	586
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	22	30
2021 SGD EDB Loan	SGD	1.40%	2041	969	987
Various	EUR, USD	Various	2024-2027	142	198
Non-current total				$1,687	$1,801
Total				$2,221	$2,372

The following table summarizes unutilized credit facilities available to the Company to maintain liquidity necessary to fund operations:

(in millions)	June 30, 2024	December 31, 2023

Revolving Credit Facility	$1,012	$1,012
Uncommitted Credit Facilities	102	46
Total	$1,114	$1,058

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 12. Related Party Disclosures

The total amounts of $10 million and $12 million due from related parties as of June 30, 2024 and December 31, 2023, respectively, have been included in receivables, prepayments and other assets (see Note 8). The $8 million and $10 million due to related parties as of June 30, 2024 and December 31, 2023, respectively, have been included in trade and other payables.

Related party balances disclosed in the interim condensed consolidated statements of financial position relate to Mubadala Technology Investment Company and Silicon Manufacturing Partners Pte Ltd. ("SMP"). SMP is a joint venture with LSI Technology (Singapore) Pte. Ltd. The Company holds a 49% interest in SMP and manages all aspects of its manufacturing operations.

The following table presents the related party transactions included in the interim condensed consolidated statements of operations:

(in millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Purchases from: *
SMP	$11	$13	$25	$23

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$26	$10	$27	$23
Mubadala Technology (reimbursement of expenses)	4	—	4	—
	$30	$10	$31	$23
* Purchases from SMP were primarily comprised of wafers.

Note 13. Commitments and Contingencies

Commitments – The Company enters into several purchase agreements and supplementary agreements with its third-party manufacturers and suppliers for future deliveries of equipment and components. In addition, the Company enters into intellectual property and licensing agreements with third parties. The total future payments under these agreements amounted to $661 million and $1.1 billion, as of June 30, 2024 and December 31, 2023, respectively. Unconditional purchase commitments of $347 million are due within the next 12 months.

Additionally, the Company obtained letters of credit to primarily guarantee payments for utility suppliers and foreign statutory payroll related charges. The Company has obtained letters of credit of $30 million and $23 million as of June 30, 2024 and December 31, 2023, respectively, and has drawn down bank guarantees of $4 million and $54 million as of June 30, 2024 and December 31, 2023, respectively.
Contingencies – From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case by case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim condensed consolidated statements of financial position or interim condensed consolidated statements of operations and comprehensive income (loss).

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
On April 28, 2021, IBM sent the Company a letter alleging for the first time that it did not fulfill its obligations under the contracts entered into with IBM in 2014 and 2015 associated with the acquisition of IBM’s Microelectronics division. IBM asserted that the Company engaged in fraudulent misrepresentations during the underlying negotiations, and claimed the Company owed them $2.5 billion in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted the Company’s motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed the dismissal of its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. Discovery and dispositive motion practice have been completed and the trial is scheduled to commence on February 3, 2025. The Company believes, based on discussions with legal counsel, that it has meritorious defenses against IBM’s claims and intends to vigorously defend against them.

Note 14. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
•Level 2: Inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
•Level 3: Unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Cash Equivalents – Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities – Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

(in millions)		Quoted Prices Identical Assets/ Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2023
Assets:
Cash equivalents(1)	$1,897	$1,626	$271	$—

Investments in equity instruments(2)	$19	$—	$—	$19

Derivatives(3)	$132	$—	$132	$—

Investments in marketable securities(4)	$1,501	$1,189	$312	$—

Liabilities:
Derivatives(3)	$56	$—	$56	$—

June 30, 2024
Assets:
Cash equivalents(1)	$1,526	$1,526	$—	$—

Investments in equity instruments(2)	$19	$—	$—	$19

Derivatives(3)	$65	$—	$65	$—

Investments in marketable securities(4)	$1,961	$570	$1,391	$—

Liabilities:
Derivatives(3)	$63	$—	$63	$—
(1) Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2) Included in current and non-current receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position.
(3) Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity hedge. Included in other current and non-current financial assets and other current and non-current liabilities on the Company’s interim condensed consolidated statements of financial position.
(4) Included in current and non-current marketable securities on the Company's interim condensed consolidated statements of financial position.

During the year ended December 31, 2023 and the six-months ended June 30, 2024, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements.

Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

Certain assets and liabilities, such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the Company’s current and non-current portion of long-term debt.
The carrying amounts and fair values of the Company’s financial instruments not recorded at fair value on a recurring basis are presented in the following table:

(in millions)	June 30, 2024		December 31, 2023
Financial Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	2,221	2,135	2,372	2,319
Total	$2,221	$2,135	$2,372	$2,319

Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of debt and their maturities. The Company estimates the fair value using market interest rates of debts with similar maturities.

Note 15. Share-Based Compensation
We measure and recognize compensation expense related to share-based transactions, including employee, consultant, and non-employee director share option awards, in our consolidated financial statements based on fair value. The fair value of each award is estimated on the date of grant using the Black-Scholes option pricing model for options, and the Monte Carlo simulation model for the performance share units and a share price at the grant date for the restricted share units. The Black-Scholes model and Monte Carlo model both require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the awards, expected volatility, dividend yield and risk-free interest rate. The expected term represents the amount of time that awards granted are expected to be outstanding, based on forecasted exercise behavior. The option pricing model requires the input of highly subjective assumptions, including the estimated fair value of the Company’s stock, expected term of the awards, expected volatility of the price of the Company’s shares, risk free interest rate and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The Company estimates the expected forfeiture for options utilizing historical data, and only recognizes expense when a defined liquidity event (change in control or IPO) is deemed probable on the number of awards that are expected to vest. After applying a forfeiture estimate during each reporting period for when they are probable of vesting, the Company recognizes expense on a graded attribution basis for each tranche of the award over the period from the grant date to the later of the one-year anniversary of estimated time following a liquidity event or the legal vesting dates.

The Company offers an Employee Stock Purchase Plan which provides eligible employees with an opportunity to purchase our ordinary shares through payroll deductions of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during the purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month period, with the Company matching 20% of each employee's contributions on an after-tax basis.

GlobalFoundries Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 16. Equity
On May 22, 2024, the Company announced a share repurchase of 3.9 million ordinary shares from Mubadala Technology Investment Company ("MTIC"), a majority shareholder, at the price of $50.75 per share, for an aggregate purchase amount of $200 million. We completed the share repurchase on May 28, 2024.
On May 28, 2024, our Board of Directors resolved to cancel the 3.9 million shares.